EX-99.B(g)(2)(i)

Exhibit A

Portfolios of Wells Fargo Funds Trust

Asia Pacific Fund*

Common Stock Fund*

International Core Fund*

International Equity Fund*

International Value Fund1 (currently named the Overseas Fund)

Mid Cap Disciplined Fund

Montgomery Emerging Markets Focus Fund2

Montgomery Institutional Emerging Markets Fund3

Opportunity Fund*

Outlook Today Fund

Outlook 2010 Fund

Outlook 2020 Fund

Outlook 2030 Fund

Outlook 2040 Fund

Overseas Fund*

Small Cap Disciplined Fund*

Small Cap Value Fund*

Small/Mid Cap Value Fund*

Specialized Health Sciences Fund

Specialized Technology Fund

Most recent annual agreement approval by the Board of Trustees: April 4, 2005

Exhibit A amended: February 8, 2005

*	On August 16, 2004, the Board of Trustees approved the reorganization of certain Strong Funds into certain Funds of the Trust. In connection with this reorganization, this Fund is expected to commence operations on April 11, 2005.
[1]	On November 2, 2004, the Board of Trustees approved certain Fund name changes. Effective April 11, 2005, the Overseas Fund will be renamed the International Value Fund.
[2]	On November 2, 2004, the Board of Trustees approved certain Fund name changes. Effective April 11, 2005, the Montgomery Emerging Markets Focus Fund will be renamed the Emerging Markets Focus Fund.
[3]	On November 2, 2004, the Board of Trustees approved certain Fund name changes. Effective April 11, 2005, the Montgomery Institutional Emerging Markets Fund will be renamed the Institutional Emerging Markets Fund.

Exhibit B

Whenever used in the Foreign Custody Manager Agreement, the following words and phrases, unless the context otherwise requires, shall have the following meanings:

1. “Board” shall mean the board of directors or board of trustees, as the case may be, of the Trust.

2. “Eligible Foreign Custodian” shall have the meaning provided in the Rule.

3. “Monitoring System” shall mean a system established by the Custodian to fulfill the Responsibilities specified in clauses 1(d) and 1(e) of Article III of this Agreement.

4. “Qualified Foreign Bank” shall have the meaning provided in the Rule.

5. “Responsibilities” shall mean the responsibilities delegated to the Custodian as a Foreign Custody Manager with respect to each Specified Country and each Eligible Foreign Custodian selected by BNY, as such responsibilities are more fully described in Article III of this Agreement.

6. “Rule” shall mean Rule 17f-5 under the Investment Company Act of 1940, as amended.

7. “Securities Depository” shall mean any securities depository or clearing agency within the meaning of Section (a)(1)(ii) or (a)(1)(iii) of the Rule.

8. “Specified Country” shall mean each country identified on a list maintained from time to time by mutual agreement of the Trust and the Custodian and each country, other than the United States, constituting the primary market for a security with respect to which the Trust has given settlement instructions to the Custodian as custodian (the “Custodian”) under its Custody Agreement with the Trust.